Exhibit 12.1

VALERO L.P.
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands, except ratio)

	Six Months Ended
	June 30,	Years Ended December 31,
	2004	2003	2002	2001	2000	1999

Earnings:
Income from continuing operations
before provision for income taxes and
income from equity investees	$38,946	$67,177	$52,350	$42,694	$35,968	$65,445

Add:
Fixed charges	10,507	16,443	5,492	4,203	5,266	997
Amortization of capitalized
interest	28	55	48	39	34	32
Distributions from Skelly-Belvieu
Pipeline Company	975	2,803	3,590	2,874	4,658	4,238
Less: Interest capitalized	(28)	(123)	(255)	(298)	-	(115)

Total earnings	$50,428	$86,355	$61,225	$49,512	$45,926	$70,597

Fixed charges:
Interest expense (1)	$10,082	$15,291	$4,968	$3,721	$5,181	$777
Amortization of debt issuance costs	201	740	160	90	-	-
Interest capitalized	28	123	255	298	-	115
Rental expense interest factor (2)	196	289	109	94	85	105

Total fixed charges	$10,507	$16,443	$5,492	$4,203	$5,266	$997

Ratio of earnings to fixed charges	4.8x	5.3x	11.1x	11.8x	8.7x	70.8x

(1)

The “interest expense, net” reported in Valero L.P.‘s consolidated statements of income for the six months ended June 30, 2004 and the years ended December 31, 2003 and 2002 includes investment income of $86,000, $171,000 and $248,000, respectively.

(2)	The interest portion of rental expense represents one-third of rents, which is deemed representative of the interest portion of rental expense.